UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-31221

Total number of pages: 9

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 13 , 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 13, 2016

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 13, 2016 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 16, 2016.

1. Changes in Executives

1) Reasons for Change of Executives

To further grow and develop the company under the new management setup

2) New Representative Directors (candidates)

Name	New Position(s)	Current Position(s)
Kazuhiro Yoshizawa	President and Chief Executive Officer Member of the Board of Directors	Senior Executive Vice President Member of the Board of Directors
Hiroyasu Asami	Senior Executive Vice President Member of the Board of Directors	Executive Vice President Member of the Board of Directors
Toshiki Nakayama	Senior Executive Vice President Member of the Board of Directors	Executive Vice President Member of the Board of Directors

(Attachment) Carrier summaries of Representative Directors of New Board of Directors (candidates)

3) Resigning Representative Directors

Name	Current Position
Kaoru Kato	President and Chief Executive Officer Member of the Board of Directors [expected to become NTT DOCOMO Corporate Advisor and Member of the Board of Directors]
Yoshikiyo Sakai	Senior Executive Vice President Member of the Board of Directors [expected to join NTT FINANCE CORPORATION]

2. Other Executive Changes

1) New Members of the Board of Directors (candidates)

Name	Current Position
Hiroshi Tsujigami*1	Member of the Board of Directors, NIPPON TELEGRAPH AND TELEPHONE CORPORATION
Kouji Furukawa	Senior Vice President
Kyoji Murakami	Senior Vice President
Seiji Maruyama	Senior Vice President
Noriko Endo*2*3	Project Professor of Graduate School of Media and Governance, Keio University
Shinichiro Ueno	Vice President of R&D Planning Research and Development Planning Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

*1	Mr. Hiroshi Tsujigami is expected to become a Member of the Board of Directors on June 24, 2016.
*2	Dr. Noriko Endo is expected to become an Outside Member of the Board of Directors.
*3	The company intends to file with the Tokyo Stock Exchange, Inc. (TSE) the notification of Dr. Noriko Endo as an Independent Director as defined by TSE regulations.

2) New Senior Vice Presidents (candidates)

Name	Current Position
Michio Fujiwara	Senior Manager of Corporate Strategy & Planning Department
Hikaru Kawachiyama	Senior Manager of General Affairs Department
Koichi Takahara	Executive General Manager of Global Business Division
Taku Yamazaki	General Manager of Radio Access Network Engineering Department
Kouji Tsubouchi	General Manager of Public Relations Department Deputy General Manager of Mobile Society Research Institute
Mayumi Tateishi	Senior Manager of Smart-life Solutions Department Senior Executive Vice President, OAK LAWN MARKETING, INC.

3) Resigning Members of the Board of Directors

Name	Current Position
Kazuhiro Takagi	Executive Vice President Member of the Board of Directors [expected to become Executive Vice President, Executive General Manager of Kyushu Regional Office]
Hajime Kii	Executive Vice President Member of the Board of Directors [expected to become Executive Vice President, Executive General Manager of Kansai Regional Office]
Makoto Tani	Senior Vice President Member of the Board of Directors [expected to become Senior Vice President, Executive General Manager of Tokai Regional Office]
Takashi Nakamura	Outside Member of the Board of Directors

4) Resigning Senior Vice Presidents

Name	Current Position
Kiyohito Nagata	Executive Vice President [expected to join Asurion Japan Group]
Koji Aoyama	Senior Vice President [expected to join MIRAIT Corporation]
Kei Irie	Senior Vice President [expected to join DOCOMO CS, Inc.]
Kazunori Yamamoto	Senior Vice President [expected to join DOCOMO CS, Inc.]
Eiichi Sakamoto	Senior Vice President [expected to join NIPPON TELEGRAPH AND TELEPHONE CORPORATION]

5) Executive Vice Presidents and Members of the Board of Directors (candidates)

Name	Current Position
Seizo Onoe	Executive Vice President Member of the Board of Directors
Hirotaka Sato	Executive Vice President Member of the Board of Directors
Kiyohiro Omatsuzawa	Executive Vice President Member of the Board of Directors
Hiroshi Tsujigami	Member of the Board of Directors, NIPPON TELEGRAPH AND TELEPHONE CORPORATION
Kouji Furukawa	Senior Vice President
Kyoji Murakami	Senior Vice President

6) Executive Vice Presidents (candidates)

Name	Current Position
Hajime Kii	Executive Vice President Member of the Board of Directors
Kazuhiro Takagi	Executive Vice President Member of the Board of Directors

3. Expected Executive Positions and Organizational Responsibilities as of June 16, 2016

Positions	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Kazuhiro Yoshizawa	Executive General Manager of Sales and Marketing Division (effective until June 23, 2016)
Senior Executive Vice President Chief Information Officer Chief Information Security Officer Chief Privacy Officer Member of the Board of Directors	Hiroyasu Asami	Responsible for: -Technology -Devices -Network -Information strategy -Preparation for 2020*
Senior Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Responsible for: -Global business -Corporate
Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for: -Corporate business -Improvement of business operations -CSR
Executive Vice President Chief Technology Officer Member of the Board of Directors	Seizo Onoe	Executive General Manager of R&D Innovation Division
Executive Vice President Chief Financial Officer Member of the Board of Directors	Hirotaka Sato	General Manager of Accounts and Finance Department Responsible for: - Finance -Business alliance
Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	General Manager of Corporate Strategy & Planning Department Responsible for: -Broadband Business
Executive Vice President Member of the Board of Directors	Hiroshi Tsujigami	Executive General Manager of Sales and Marketing Division (effective from June 24, 2016)
Executive Vice President Member of the Board of Directors	Kouji Furukawa	Executive General Manager of Corporate Sales and Marketing Division General Manager of TOHOKU Reconstruction Support Office
Executive Vice President Member of the Board of Directors	Kyoji Murakami	Executive General Manager of Smart-life Business Division
Senior Vice President Member of the Board of Directors	Seiji Maruyama	General Manager of Human Resources Management Department
Member of the Board of Directors	Kaoru Kato	Corporate Advisor
Outside Member of the Board of Directors	Teruyasu Murakami	—
Outside Member of the Board of Directors	Noriko Endo	—
Member of the Board of Directors	Shinichiro Ueno	—
Executive Vice President	Hajime Kii	Executive General Manager of Kansai Regional Office
Executive Vice President	Kazuhiro Takagi	Executive General Manager of Kyushu Regional Office
Senior Vice President	Syohei Sakaguchi	Executive General Manager of Hokkaido Regional Office
Senior Vice President	Michio Fujiwara	Executive General Manager of Tohoku Regional Office
Senior Vice President	Makoto Tani	Executive General Manager of Tokai Regional Office
Senior Vice President	Ichiro Nishino	Executive General Manager of Hokuriku Regional Office
Senior Vice President	Yohji Maruyama	Executive General Manager of Chugoku Regional Office
Senior Vice President	Osamu Hirokado	Executive General Manager of Shikoku Regional Office
Senior Vice President	Tomohisa Ueno	General Manager of Tokyo Branch
Senior Vice President	Hikaru Kawachiyama	General Manager of Kanagawa Branch
Senior Vice President	Hiroshi Nakamura	General Manager of R&D Strategy Department
Senior Vice President	Minoru Etoh	General Manager of Innovation Management Department
Senior Vice President	Koichi Takahara	General Manager of Smart-life Solutions Department
Senior Vice President	Ken Yoshizaki	General Manager of Financial Business Department

Senior Vice President	Hozumi Tamura	General Manager of Smart-life Planning Department General Manager of Global Service Planning Office
Senior Vice President	Kenichi Mori	General Manager of Product Department
Senior Vice President	Taku Yamazaki	General Manager of Radio Access Network Engineering Department
Senior Vice President	Shigeto Torizuka	General Manager of Sales Promotion Department
Senior Vice President	Kouji Tsubouchi	General Manager of Public Relations Department Deputy General Manager of Mobile Society Research Institute
Senior Vice President	Mayumi Tateishi	Senior Executive Vice President, OAK LAWN MARKETING, INC. Engages in: -Commerce Business Promotion

*	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity develop various new products and services to capture this anticipated increase in demand.

Position	Name
Full-time Audit & Supervisory Board Member	Tooru Kobayashi
Full-time Outside Audit & Supervisory Board Member	Naoto Shiotsuka
Full-time Outside Audit & Supervisory Board Member	Toshimune Okihara
Full-time Outside Audit & Supervisory Board Member	Yutaka Kawataki
Outside Audit & Supervisory Board Member	Eiko Tsujiyama

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/

Attachment

Carrier summaries of Representative Directors of New Board of Directors (candidates)

Kazuhiro Yoshizawa

Birth:	June 21, 1955

Shares Owned:	20,800

Carrer:

April 1979	Entered NTT Public Corporation

June 2007	Senior Vice President, General Manager of Corporate Sales and Marketing Department II of the Company

June 2011	Senior Vice President, General Manager of Human Resources Management Department, Member of the Board of Directors of the Company

June 2012	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company

July 2013	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company

June 2014	Senior Executive Vice President Responsible for Technology, Device and Information Strategy, Member of the Board of Directors of the Company (To the present)

Hiroyasu Asami

Birth:	September 8, 1956

Shares Owned:	12,600

Carrer:

April 1980	Entered NTT Public Corporation

June 2009	Senior Vice President, General Manager of Consumer Services Department of the Company

April 2011	Senior Vice President, General Manager of Smart Communication Services Department of the Company

June 2012	Senior Vice President, General Manager of Smart Communication Services Department, Engages in Multimedia of the Company

March 2013	Executive Vice President Responsible for Multimedia Services of the Company

June 2014	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company

June 2015	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband Business, Member of the Board of Directors of the Company (To the present)

Toshiki Nakayama

Birth:	January 29, 1958

Shares Owned:	6,700

Carrer:

April 1981	Entered NTT Public Corporation

June 2007	Senior Manager, Medium-Term Management Strategy Development Group of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)

June 2007	Outside Member of the Board of Directors of the Company

June 2008	Vice President of Strategic Business Development Division of NTT

June 2011	Senior Vice President of Strategic Business Development Division of NTT

June 2012	Senior Vice President, General Manager of Frontier Services Department of the Company

July 2013	Senior Vice President, General Manager of Smart-life Solutions Department of the Company

June 2014	Executive Vice President, Executive General Manager of Smart-life Business Division, General manager of Smart-life Solutions Department, Member of the Board of Directors of the Company

June 2015	Executive Vice President, Executive General Manager of Smart-life Business Division, Member of the Board of Directors of the Company (To the present)